Exhibit 99.1

Board of Directors

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

Attention:	Chairman of the Board of Directors
Chairman of the Corporate Governance and Nominating Committee

Re:	Resignation

Ladies and Gentlemen:

In accordance with the Corporate Governance Guidelines of Autodesk, Inc. (the “Corporation”) regarding majority voting in director elections, I hereby tender my resignation as a director of the Corporation, provided that this resignation shall be effective only in the event that (i) I fail to receive a sufficient number of votes for reelection at the 2017 annual meeting of the stockholders of the Corporation (the “2017 Annual Meeting”) and (ii) the Board of Directors of the Corporation (the “Board”) accepts this resignation following my failure to be reelected at the 2017 Annual Meeting.

In addition, I hereby irrevocably resign from my position as a director of the Corporation and from any and all committees of the Board on which I serve; provided that this resignation shall be effective if (i) at any time the Minimum Ownership Obligations (as defined in the Agreement, dated February 6, 2017, by and among the Corporation and the Investors (as defined therein) (the “February 2017 Agreement”)) have not been satisfied pursuant to the February 2017 Agreement and (ii) the Board accepts this resignation.

In addition, I hereby irrevocably resign from my position as a director of the Corporation and from any and all committees of the Board on which I serve; provided that this resignation shall be effective only immediately following the later of (i) the Appointment Date (as defined in that the February 2017 Agreement) and (ii) the 2017 Annual Meeting.

If I am reelected at the 2017 Annual Meeting and the provisions of one of the above clauses calling for my resignation shall then be in effect this resignation will remain in effect. This resignation may not be withdrawn by me at any time.

Sincerely,

/s/ Scott D. Ferguson
Scott D. Ferguson